UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 17 October, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 17 October 2024: Notice of the Annual General Meeting of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

NOTICE OF THE ANNUAL GENERAL MEETING OF SASOL LIMITED

Notice is hereby given that Sasol's Annual General Meeting (AGM) will be held electronically via Sasol's electronic meeting platform at 09:00 on Friday, 15 November 2024, to transact the business stated in the notice of AGM. The information pertaining to the AGM is as follows:

Issuer name	Sasol Limited
Type of instrument	Ordinary shares
ISIN number	ZAE000006896
JSE code	SOL
ISIN number	ZAE000151817
JSE code	SOLBE1
Meeting type	Annual General Meeting
Meeting venue	Electronic communication
Record date – to determine which shareholders are entitled to receive the Notice of meeting	Friday, 4 October 2024
Publication/ posting date	Thursday, 17 October 2024
Last day to trade – Last day to trade to determine eligible shareholders that may attend, speak and vote at the Meeting	Tuesday, 5 November 2024
Record date- Record date to determine eligible shareholders that may attend, speak and vote at the Meeting	Friday, 8 November 2024
Meeting deadline date (for administrative purposes, forms of proxy for the meeting to be lodged)	Forms of Proxy must be submitted as soon as possible, preferably between Monday, 11 November 2024 until Thursday, 14 November 2024

	* Note that Forms of Proxy may be submitted to the Transfer Secretaries anytime before exercising voting rights at the AGM
Meeting date	09:00 on Friday, 15 November 2024
Publication of results	Monday, 18 November 2024
Website link	www.sasol.com

Sasol's strategic imperative relating to its climate approach remains as approved in 2021. Sasol continues to optimise its emission reduction pathways. Sasol remains committed to a sustainable transition and work continues to refine our strategic direction, which includes the greenhouse gas (GHG) emission reduction roadmaps.

17 October 2024
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 October 2024	By: /sgd/H Joubert Name: H Joubert Title: Acting Group Company Secretary